

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 16, 2009

Mr. Jamie C. Sokalsky
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, CANADA M5J 2S1

> **Re:** **Barrick Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 001-09059**

Dear Mr. Sokalsky:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

17, Goodwill, page 114

Accounting Policy for Goodwill and Goodwill Impairment, page 114

1.	You have disclosed that each individual mineral property that is an operating mine is a reporting unit for goodwill impairment testing purposes. However, your disclosure does not address how individual non-operating mines, or exploration and development projects, are assigned to reporting units under the guidance of SFAS 142. Please tell us whether each individual exploration and development stage property is also considered a reporting unit. If so, please identify the goodwill allocated these reporting units.

2.	On a related matter, we note you have revised your segment disclosure to separately report the results of a new Capital Projects group as of December 31, 2008. Tell us whether this reorganization in reporting structure led to changes in the composition of your reporting units. In your response, tell us if you were required to reallocate goodwill assigned to each reporting unit in accordance with paragraph 36 of SFAS 142 if such changes were made.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief